Exhibit 4.6

SECURITY AGREEMENT

This SECURITY AGREEMENT (the “Security Agreement”), dated as of August 29, 2002, is made by LUCID, INC., a New York corporation (the “Debtor”), in favor of [*] a New York resident (the “Secured Party”).

W I T N E S S E T H:

WHEREAS, this Security Agreement is being made by the Debtor concurrently with the execution of a Promissory Note (the “Note”) by the Debtor for the payment of the principal amount of $ [*], without interest (the “Payment Obligation”);

WHEREAS, the Payment Obligation is contingent upon Debtor having received certain royalties under that certain Asset Purchase Agreement, dated as of May 11, 2002 (the “Royalty Agreement”), by and between the Debtor and [*] (the “Third Party”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Debtor agrees, for the benefit of the Secured Party, as follows:

Section 1.               Grant of Security.  The Debtor hereby grants to the Secured Party a security interest in the Collateral (as hereafter defined), subject to Section 5 hereof.  For purposes hereof, “Collateral” shall mean all of Debtor’s interest in and right to receive payments of Contingent Consideration (as defined in the Royalty Agreement) under Section 3.1(a) of the Royalty Agreement, including any and all proceeds collected by the Debtor in respect thereof.

Section 2.               Security for Obligations.  This Security Agreement secures the payment in cash of the Payment Obligation of the Debtor.

Section 3.               Continuing Security Interest; Termination.  This Security Agreement shall create a continuing security interest in the Collateral and shall terminate upon Debtor’s payment in full to the Secured Party of the Payment Obligation.  Upon such termination, the Secured Party shall execute and deliver to the Debtor all instruments and other documents as may be necessary or proper to release any and all liens on, and the security interest in, the Collateral.

Section 4.               Collection. Notwithstanding anything contained herein to the contrary, the Secured Party acknowledges and agrees that Debtor is vested with the exclusive right to control the collection of any Contingent Consideration due under the Royalty Agreement, and that at no time shall the Secured Party have any right to collect, compromise, endorse, sell or otherwise deal with the Contingent Consideration or proceeds thereof, or the Third Party.  The Debtor shall apply forthwith upon receipt thereof all Contingent Consideration collected to the outstanding balance of the Payment Obligation, subject to Section 5 hereof.

Section 5.               Intercreditor Acknowledgement.  The Secured Party acknowledges that Debtor has entered, or will enter, into similar security agreements (collectively with this Security Agreement, the “Royalty Security Agreements”) with one or more of its other creditors (collectively with the Secured Party, the “Royalty Secured Creditors”).  Debtor represents that the obligations owed to all Royalty Secured Creditors secured by the Royalty Security Agreements will not exceed $975,000 in the aggregate (collectively, the “Royalty Secured Obligations”).  In light of the multiple Royalty Secured Creditors and the non-recourse nature of the Royalty Secured Obligations, the Secured Party agrees that (1) all amounts payable by Debtor to the Royalty Secured Creditors under their respective Royalty Security Agreements and related promissory notes will be shared pro rata (based on the outstanding amount of Royalty Secured Obligations owed to each Royalty Secured Creditor at the time of such payment) among all Royalty Secured Creditors, (2) prior to the occurrence of an Event of Default, no Royalty Secured Creditor will have any rights to enforce or otherwise take action to collect any amounts under their respective Royalty Security Agreements or realize on the Collateral, and (3) notwithstanding any priorities that otherwise would attach among the respective security interests of the Royalty Secured Creditors based on the timing of filing of financing statements, each security interest perfected by filing pursuant to the Royalty Security Agreements will have equal priority and all Royalty Secured Obligations will be pari passu.

Section 6.               Event of Default.  For purposes hereof, an “Event of Default” shall mean (i) the filing of a voluntary petition under applicable federal bankruptcy law, or the Debtor’s being subjected involuntarily to such a petition, which involuntary petition is not discharged within 90 days after its date, or (ii) the formal dissolution, liquidation and winding-up of the Debtor.  Upon an Event of Default, the Secured Party may exercise any rights and remedies accorded a secured party by the Uniform Commercial Code in the relevant jurisdiction, subject to Section 5 hereof.

Section 7.               Amendments; etc.  No amendment of any provision of this Security Agreement shall be effective unless the same shall be in writing and signed by the Secured Party and the Debtor.

Section 8.               Governing Law, Entire Agreement, etc.  This Security Agreement is and shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws.  This Security Agreement constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes any prior agreements, written or oral, with respect thereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be duly executed and delivered by its respective officer thereunto duly authorized as of the date first above written.

LUCID, INC.

By:
Name:
Title:

Address:

[ * ]
as Secured Party

By:
Name:
Title:

Address:

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